Exhibit 99.6
NICE to Present Latest Trends in Real-Time Customer Interaction
Management for Optimal Business Outcome at an Executive
Power Lunch Series

Featured presentation by Brian Vellmure, Principal and Founder of Initium LLC / Innovantage, will provide guidance on shaping interactions with the connected customer in the era of social media

RA’ANANA, ISRAEL, October 24, 2012, NICE Systems (NASDAQ: NICE) today announced that it will offer insights into maximizing the value of customer interactions for optimal impact on business goals at its Executive Power Lunch series. Taking place across three U.S. cities, these events offer best-practice discussions on how to Own the Decisive Moment™ as well as opportunities for peer-to-peer networking and conversations with industry thought leaders.

The featured presentation, to be delivered by Brian Vellmure, Principal and Founder of Initium LLC / Innovantage, will examine the characteristics of the connected customer in a session titled Generation C and How you Can Tap into its Connected Power. Vellmure is a business leader and consultant who advises senior management teams on how to accelerate growth by creating high performance alignment between organizational strategy, customer experience, and emerging technology.

“Consumers are engaging with businesses via a growing number of interaction channels and various touch points. They have greater knowledge, influence, and expectations than ever before, and demand ‘now’ service,” says Vellmure. “In order to deliver on customer expectations and also meet their own business goals, organizations must recognize that each and every interaction – whether on the phone, at the branch, or via the web, presents an opportunity to listen and respond in a way that maximizes value exchange.”

Presenting alongside Vellmure, several NICE experts will discuss the cycle of impacting every customer interaction. Wendy Kinney, VP Workforce Optimization Solutions, will lead a session on how to PREPARE for the Decisive Moment™; Mike Levitz, Practice Leads, Insight Solutions, will discuss how to SHAPE interactions as they happen; and, Roger Hughes, VP Customer Experience Solutions, will share insight on how to IMPROVE on future customer interactions by leveraging the voice of the customer.

To download the detailed agenda, please click here.

To register, please click here.

NICE Executive Power Lunches will be held at the following locations:

•	Orlando, FL
Date: October 30, 2012
Location: Ritz-Carlton Grande Lakes

•	Austin, TX
Date: November 7, 2012
Location: The Four Seasons Hotel

•	Salt Lake City, UT
Date: November 8, 2012
Location: The Grand America Hotel

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.